

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


SEC Mail Processing
RECEIVED
JUN 29 2011
Wash. D.C.
211
Section

Form 11-K

(Mark one)

[X] ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from to

Commission file number: 333-83724

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Novo Nordisk Puerto Rico 401(k) Plan
100 College Road West
Princeton, New Jersey 08540

B. Name of issuer of securities held pursuant to the plan and the address of its principal executive office:

Novo Nordisk A/S
Novo Alle
2880 Bagsvaerd
Denmark

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Retirement Committee has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

Novo Nordisk Inc.
Novo Nordisk Puerto Rico 401(k) Plan

By: ______________________

Karsten Munk Knudsen
Corporate Vice President Finance & IT

Dated: June 28, 2011

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Retirement Committee has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

Novo Nordisk Inc.
Novo Nordisk Puerto Rico 401(k) Plan

By: /s/ Karsten Munk Knudsen

Karsten Munk Knudsen
Corporate Vice President Finance & IT

Dated: June 28, 2011

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Retirement Committee has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

Novo Nordisk Inc.
Novo Nordisk Puerto Rico 401(k) Plan

By: /s/ Karsten Munk Knudsen

Karsten Munk Knudsen
Corporate Vice President Finance & IT

Dated: June 28, 2011

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Retirement Committee has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

Novo Nordisk Inc.
Novo Nordisk Puerto Rico 401(k) Plan

By: /s/ Karsten Munk Knudsen

Karsten Munk Knudsen
Corporate Vice President Finance & IT

Dated: June 28, 2011

NOVO NORDISK PUERTO RICO 401(K) PLAN

December 31, 2010 and 2009

The following unaudited financial statements are being attached to a Form 11-K for the Novo Nordisk Puerto Rico 401(k) Plan (the "Plan"). An S-8 was filed for the Novo Nordisk Inc. 401(k) Savings Plan (the "US Plan") in 2008 in order to update a prior S-8 filing. Stock of Novo Nordisk A/S in the Plan was incorporated into the Form S-8 filing for the US Plan. The form 11-K is currently being filed for the Plan in order to ensure that all security filings are separately satisfied for the Plan.

* Other supplemental schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable to the Novo Nordisk Puerto Rico 401(k) Plan.

NOVO NORDISK PUERTO RICO 401(K) PLAN
Statements of Net Assets Available for Benefits
December 31,
(Unaudited)

	2010	2009
Investments, at fair value		
Mutual funds	$ 984,524	$ 491,227
Common collective trusts	583,928	508,665
Common stock	561,163	260,062
Money market funds	443,861	399,178
	2,573,476	1,659,132
Cash	-	5,991
Notes receivable from participants	91,179	65,953
Receivables		
Employer contributions	7,471	7,227
Participant contributions	3,539	2,507
Dividends and Interest	396	1,611
	11,406	11,345
Net assets available for benefits	$ 2,676,061	$ 1,742,421

See accompanying notes to financial statements.

NOVO NORDISK PUERTO RICO 401(K) PLAN
Statement of Changes in Net Assets Available for Benefits
For the Year Ended December 31, 2010
(Unaudited)

Additions to net assets attributed to:		
Investment income		
Net appreciation in fair value of investments	$ 379,207	
Dividends	26,642	
Interest	928	
		$ 406,777
Interest on notes receivable from participants		4,223
Contributions		
Employer	231,161	
Participant	137,522	
Participant rollovers	157,999	
		526,682
Total additions		937,682
Deductions from net assets attributed to:		
Benefits paid to participants	3,201	
Administrative expenses	841	
Total deductions		4,042
Net increase		933,640
Net assets available for benefits, beginning of year		1,742,421
Net assets available for benefits, end of year		$ 2,676,061

See accompanying notes to financial statements.

NOVO NORDISK PUERTO RICO 401(K) PLAN
Notes to Financial Statements (unaudited)

Note 1 - Description of the Plan

The following description of the Novo Nordisk Puerto Rico 401(k) Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General

Novo Nordisk Inc. ("NNI") is a wholly-owned subsidiary of Novo Nordisk US Holdings, Inc., which in turn is a wholly-owned subsidiary of Novo Nordisk A/S ("NNAS").

Novo Nordisk Inc. ("NNI") sponsors and administers the Novo Nordisk Puerto Rico 401(k) Plan (the "Plan"). The Plan was established effective July 1, 2006, and is subject to certain provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

The Plan also offers stock of Novo Nordisk Inc. (Novo Nordisk A/S, American Depositary Shares) as an investment option. NNAS amended its Registration Statement on Form S-8 for this Plan by filing a Post-Effective Amendment No. 1 on Form S-8 (the S-8 POS "Amendment") in November, 2008. This filing amended the original S-8 for the Novo Nordisk Inc. 401(k) Savings Plan (the "US Plan") to cover two plans, the US Plan and the Plan, as the initial funds transferred to the Plan originated under that Form S-8.

Contributions

Employees are eligible to contribute up to the $9,000 Puerto Rico annual limitation on a pre-tax basis in 2010 under the new Puerto Rico Internal Revenue Code of 2011 (the "2011 PR Code"). All full-time employees have their compensation automatically reduced by 2% (pre-tax basis), which are deemed to be the employees' salary reduction election if the employees do not elect to defer a portion of their compensation. The employees can also opt out of the automatic deferral election anytime.

Employees may elect to contribute up to 10% of their compensation to the Plan on an after-tax basis.

A Matching Contribution is made equal to 1% if the employees contribute 2% of their compensation to the Plan.

NNI provides an Employer Discretionary Contribution equal to 8% of the employee compensation each year.

Note 1 - Description of the Plan (continued)

Participant Accounts

Participants direct the investment of all of their account balances into several mutual funds provided by Charles Schwab & Co. or Novo Nordisk A/S stock.

Vesting Benefits and Forfeitures

Company contributions to participants' accounts vest effectively from their date of hire according to the following schedule:

Years of Service	Vesting %
Less than 1	0
1	33
2	66
3 or more	100

Participants are 100% vested in their own contributions plus earnings thereon.

After 3 years, employees are 100% vested in all employer contributions. Participants also become 100% vested upon death, disability or attaining age 65 (the normal retirement age under the Plan).

Forfeitures of employer contributions are used to reduce future employer contributions. There were no forfeitures remaining in the Plan at December 31, 2010 and 2009.

Notes Receivable from Participant

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Under the terms of the Plan, employees have access to funds in the form of in-service withdrawals, loans and hardship distributions. The loans are secured by the vested balance in the participants' accounts and bear interest at rates that range from 4.25% to 10.50%, which are commensurate with market rates for similar loans at issue date. Principal and interest are paid ratably through payroll deductions

Payment of Benefits

The normal form of distribution under the Plan is a single lump sum payment.

Note 2 - Summary of Accounting Policies

Basis of Accounting

The Plan's financial statements are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and when applicable, disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Note 2 - Summary of Accounting Policies (continued)

Notes Receivable from Participants

In September 2010, the Financial Accounting Standards Board ("FASB") issued new guidance that requires participant loans to be classified as notes receivable from participants in the financial statements of a defined contribution pension plan, and measured at the unpaid principal balance plus accrued, but unpaid interest. The new guidance is effective for fiscal years ending after December 15, 2010 and is applied retroactively. The Plan adopted this new guidance for the reporting period ended December 31, 2010 by reclassifying participant loans on the Statement of Net Assets Available for Benefits for all years presented. Delinquent participant loans are reclassified as distribution based upon the terms of the Plan document.

Investment Valuation and Income Recognition

Investments are stated at fair value, the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Common stock is valued at the closing price reported on the active market on which the individual securities are traded. Shares of mutual funds are valued at the quoted net asset value of shares held by the Plan at year-end. Money market funds are valued at face value, which approximates fair value. The Plan's interest in common collective trusts are valued at the unit value of the trusts which are based on the market value of the underlying investments in the trust at year-end. There have been no changes to the methodologies used to measure fair value at December 31, 2010 and 2009.

The methods of valuation described herein may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date. See Note 9 for discussion of fair value measurement.

Net appreciation (depreciation) in the fair value of investments consists of the realized gains or losses and the unrealized appreciation (depreciation) of those investments bought and sold as well as held during the year. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded as earned and dividends are recorded on the ex-dividend date.

Payment of Benefits

Benefits are recorded when paid.

Expenses

Certain of the Plan's administrative expenses are paid by the Plan and certain expenses are paid by the Company.

Note 2 - Summary of Accounting Policies (continued)

Recent Accounting Pronouncement

In May 2011, the FASB issued ASU No. 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in US GAAP and International Financial Reporting Standards (Topic 820) - Fair Value Measurement. The new guidance relates to fair value measurements, related disclosures and consistent meaning of the term "fair value" in US GAAP and International Financial Reporting Standards. The amendment clarifies how to apply the existing fair value measurements and disclosures. For fair value measurements classified within level 3, an entity is required to disclose quantitative information about the unobservable inputs. A reporting entity is also required to disclose additional information like valuation processes, a narrative description of the sensitivity of the fair value measurements to changes in unobservable inputs and the interrelationships between those unobservable inputs.

For public entities the guidance is to be applied effective during interim and annual periods beginning after December 15, 2011. Early application for public entities is not permitted. The Plan is currently evaluating the impact of the adoption of ASU 2011-04 on its financial statements.

Note 3 - Tax Status

The Plan had obtained a favorable tax determination letter dated April 18, 2007, from the Department of the Treasury of Puerto Rico ("Hacienda") which stated that the Plan and related trust qualified under the provisions of the Pension Administrators Group, Inc. Prototype Defined Contribution Retirement Plan Program, and Article 1165-1 (b) (3) of the Puerto Rico Internal Revenue Code of 1994 (the "1994 PR Code") which has been replaced by the Puerto Rican Internal Revenue Code of 2011 (the "2011 PR Code") enacted on January 31, 2011, and therefore, was exempt from local income tax. The Plan administrator believes that the Plan continues to be designed and operated in compliance with the 1994 PR Code and the 2011 PR Code; therefore, no provision for income taxes has been included in the Plan's financial statements. The Plan will be amended and restated, and submitted for a new determination letter from the Hacienda when required under the 2011 PR Code.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the plan has taken an uncertain position that more likely than not would not be sustained upon examination by a government authority. The Plan administrator believes the Plan has not taken or is expected to take any uncertain positions that would require recognition of a liability (or asset) or disclosure in the Plan's financial statements as of December 31, 2010. The Plan is subject to routine audits by taxing authorities. Currently, there are no audits in progress for any tax periods.

Note 4 - Investments

The Plan's investments are held by Charles Schwab Trust Company, the custodian. The following presents the Plan's investments that represent 5% or more of the Plan's net assets as of December 31:

	2010	2009
Common stock		
Novo Nordisk A/S, American Depositary Shares	$ 561,163	$ 260,062
Common Collective Trust Fund:		
Schwab Managed Ret 2030 CL III	297,545	234,911
Schwab Managed Ret 2040 CL III	237,049	238,300
	534,594	473,211
Money Market Fund:		
Schwab Value Advantage Instl.	443,295	398,650
Mutual Funds:		
Europacific Growth R5	187,772	124,463

During 2010, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year), appreciated in value as follows:

Common stock	$ 226,568
Common collective trusts	82,378
Mutual funds	70,261
Net appreciation	$ 379,207

Note 5 - Plan Termination

Although no intention to do so has been expressed, the Company has the right under the Plan to discontinue contributions at any time and to terminate the Plan subject to the provisions of ERISA. Upon full or partial termination of the Plan, unvested funds in the affected participant's accounts shall become 100% vested and shall not thereafter be subject to forfeiture.

Note 6 - Risks and Uncertainties

The Plan provides for various investment options in a combination of diversified funds including Company stock. Investments are exposed to various risks, such as interest rate, market and credit risks Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the value of investments, it is at least reasonably possible that changes in risks in the near term would materially affect the participants' account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits. Users of these financial statements should be aware that the financial markets' volatility may significantly impact the subsequent valuation of the Plan's investments. Accordingly, the valuation of investments at December 31, 2010 may not necessarily be indicative of amounts that could be realized in a current market exchange.

Note 7 - Party-in-Interest Transactions

Certain Plan investments are managed by Charles Schwab Trust Company ("Charles Schwab"), a Division of Charles Schwab Bank, who is the trustee as defined by the Plan, and therefore, these transactions qualify as party-in-interest transactions. As of December 31, 2010 and 2009, the total market value of investments managed by Charles Schwab amounted to $1,150,067 and $962,089 respectively. Fees paid by the Plan for record keeping, trust, and administrative services, amounted to $841 for the year ended December 31, 2010. Schwab Retirement Plan Services is the record keeper of the Plan. Furthermore, Schwab Retirement Plan Services and Charles Schwab Bank are affiliated companies under Charles Schwab & Co.

Novo Nordisk Inc. is the Plan sponsor and the Plan administrator. Novo Nordisk A/S is also a party-in-interest to the Plan under the definition provided in Section 3(14) of ERISA. Therefore, Novo Nordisk A/S common stock transactions qualify as party-in-interest transactions. As of December 31, 2010 and 2009 the market value of investments in Novo Nordisk A/S common stock was $561,163 and $260,062 respectively.

Note 8 - Mutual Fund fees

Underlying investments in mutual funds are subject to sales charges in the form of front-end loads, back-end loads or 12b-1 fees. 12b-1 fees are allowable under Section 12b-1 of the Investment Company Act of 1940. Those fees may be deducted annually to pay marketing and distribution costs of mutual funds. These fees are deducted prior to the allocation of the Plan's investment earnings activity and thus not separately identifiable as an expense.

Note 9 - Fair Value Measurements

Financial Accounting Standards Board (FASB) *Accounting Standards Codification* ("ASC") 820, *Fair Value Measurements and Disclosures,* establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements), and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under FASB ASC 820 are described below:

> Level 1 – Inputs to the valuation methodology are unadjusted quoted prices in active markets for identical assets or liabilities that the Plan has the ability to access at the measurement date.
>
> Level 2 – Inputs to the valuation methodology include (1) quoted prices for similar assets or liabilities in active markets; (2) quoted prices for identical or similar assets or liabilities in inactive markets; (3) inputs other than quoted prices that are observable for the assets or liabilities; or (4) inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.
>
> Level 3 – Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

In instances where the determination of the fair value measurement is based on inputs from different levels of the fair value hierarchy, the level in the fair value hierarchy within which the entire fair value measurement falls is based on the lowest level input that is significant to the fair value measurement in its entirety. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

In January 2010, the FASB issued amended guidance on fair value measurements. The Plan has adopted the amended provisions that are effective for interim and annual reporting periods beginning after December 15, 2009 regarding disclosures of significant transfers in and out of Level 1 and Level 2 assets and description of the reasons for the transfers. Additional disclosures that are effective for fiscal years beginning after December 15, 2010 regarding reporting purchases, sales, issuances, and settlements for Level 3 assets on a gross basis did not have a significant impact on the Plan's financial statements.

Note 9 - Fair Value Measurements (continued)

The following table presents the fair value hierarchy for the balances of the assets of the Plan measured at fair value as of December 31, 2010

	Level 1	Level 2	Total
Mutual funds:			
Domestic large cap fund	$ 313,955	$ -	$ 313,955
Fixed income funds	277,488	-	277,488
International growth funds	234,998	-	234,998
Domestic growth funds	158,083	-	158,083
Total mutual funds	984,524	-	984,524
Common stock	561,163	-	561,163
Money market funds	443,861	-	443,861
Common collective trusts:			
Balanced funds	-	583,928	583,928
Total investments at fair value	$ 1,989,548	$ 583,928	$ 2,573,476

The following table presents the fair value hierarchy for the balances of the assets of the Plan measured at fair value as of December 31, 2009:

	Level 1	Level 2	Total
Mutual funds:			
Domestic large cap fund	$ 161,528	$ -	$ 161,528
International growth funds	135,095	-	135,095
Fixed income funds	109,826	-	109,826
Domestic growth funds	84,778	-	84,778
Total mutual funds	491,227	-	491,227
Money market funds	399,178	-	399,178
Common stock	260,062	-	260,062
Common collective trusts:			
Balanced funds	-	508,665	508,665
Total investments at fair value	$ 1,150,467	$ 508,665	$ 1,659,132

The availability of observable market data is monitored to assess the appropriate classification of financial instruments within the fair value hierarchy. Changes in economic conditions or model-based valuation techniques may require the transfer of financial instruments from one fair value level to another. In such instances, the transfer is reported at the beginning of the reporting period.

Reclassifications have been evaluated for significance transfers between levels based upon the nature of the financial instrument and size of the transfer relative to total net assets available for benefits. For the year ended December 31, 2010, there were no significant transfers in or out of levels 1, 2 or 3.

NOVO NORDISK PUERTO RICO 401(K) PLAN
Notes to Financial Statements (unaudited)

Plan #002
Employer ID #06-1061602
Schedule of Investments (Held at End of Year)
December 31, 2010

Identity of issuer, borrower, lessor or similar party		Description of Investment	Cost		Fair value
Schwab Value Advantage Instl.	*	Money market fund	**	$	443,295
Schwab Managed Ret 2030 CL III	*	Common collective trust fund	**		297,545
Schwab Managed Ret 2040 CL III	*	Common collective trust fund	**		237,049
Europacific Growth R5		Mutual fund	**		187,772
WF Advantage Total Return BD		Mutual fund	**		180,345
Growth Fund of America R5		Mutual fund	**		132,126
Schwab S&P 500 Index Fund	*	Mutual fund	**		122,842
Franklin U.S. Govt Securities		Mutual fund	**		97,143
Royce Opportunity Inv.		Mutual fund	**		69,118
DWS Strategic Value FD CL S		Mutual fund	**		58,986
Rainier Small/Mid Cap EQ Instl.		Mutual fund	**		51,400
DFA Int'l Small Company		Mutual fund	**		47,226
Columbia Mid Cap Index Z		Mutual fund	**		19,848
Schwab Managed Ret 2010 CL III	*	Common collective trust fund	**		19,160
Baron Small Cap Fund		Mutual fund	**		17,717
Schwab Managed Ret 2020 CL III	*	Common collective trust fund	**		17,414
Schwab Managed Ret Income III	*	Common collective trust fund	**		12,762
Stock Liquidity		Money market fund	**		565
Novo Nordisk AS	*	Common stock	**		561,163
Total investments				$	2,573,476

Notes receivable from participants including $439 of accrued interest: interest rates ranging from 4.25% to 10.50%, and maturities through 2015.	$	91,179

* Party-in-interest.
** Cost information not required for participant-directed investments.